May 18, 2006

Mail Stop 4561

Frank R. Evanshen
President
WordLogic Corporation
650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada
V6B 4N7

> **Re:** **WordLogic Corporation**
> **Form 10-KSB for the year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed April 13, 2006**
> **File No. 000-32865**

Dear Mr. Evanshen:

We have reviewed your response letter dated May 5, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 4 – Notes Payable, page 25

1. We have reviewed your response to comment 3. We note that you believe the scope exception of paragraph 11(a) of SFAS 133 applies and therefore you accounted for the beneficial conversion feature under EITF 98-5. The scope exception of paragraph 11(a) does not apply because the conversion is not indexed to the registrant's stock. As we noted in our previous comment, the value

of the shares due upon conversion is fixed at 117.65% of the face value of the notes and only the number of shares is variable based on the stock price. The next step is to determine whether or not an embedded derivative instrument must be separated from its host agreement and accounted for as a derivative instrument under SFAS 133. It is necessary to first determine whether or not the embedded feature is considered clearly and closely related to the host contract (paragraph 12(a).) SFAS 133 Implementation Issue B16 provides a four-step decision tree to determine whether calls and puts that can accelerate the settlement of debt instruments should be considered to be clearly and closely related to the debt host contract. Based on this four-step decision tree and paragraph 13 we believe the put option should be bifurcated from the debt instrument and separately accounted for at fair value. The feature provides for an initial rate of return equal to 17.65% on day one since it can be exercised immediately, which is more than double the investor's initial rate of return on the host contract. Accordingly, please restate your financial statements to record this put option as a liability and record the changes in fair value from period to period within the statement of operations.

Form 10-QSB for the quarter ended March 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operations

Financial Summary

Results of Operations for the Three-Months Ended March 31, 2006, page 10

2.   We note your response to comment 1, but it does not appear that you have adequately expanded your MD&A to give investors insight into the historical results of operations and prospects for the future. For instance, your revenues increased significantly while your research and development expense decreased significantly for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005. In future filings, please confirm to us that you will clearly disclose the drivers behind material changes, as well as the expected future impact of the changes, in individual line items on the statements of operations. Refer to Item 303(b)(1) of Regulation S-B.

Management Plan of Operations, page 11

3.   We note that you shipped 65 WordLogic Predictive Keyboards to a customer in January 2006. Please advise us if revenue for this shipment has been recognized as a component of royalty revenue and if so, why it has been characterized as such.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief